                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   February, 2000
                                           --------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS'.
                                 -----------------------

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AMVESCAP PLC
552185
IMMEDIATE RELEASE  28 FEBRUARY 2000
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 0171-454 3942



          Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)   NAME OF COMPANY                  2)     NAME OF DIRECTOR

     AMVESCAP PLC                            ROBERTO DE GUARDIOLA
 ...............................................................................
3)   Please state whether             4)     Name of the registered
     notification indicates                  holder(s) and, if more
     that it is in respect                   than one holder, the
     of holding of the                       number of shares held
     Director named in 2                     by each of them. (If
     above or holding of                     notified).
     that person's spouse
     or children under the
     age of 18 or in respect
     of a non-beneficial interest.

     NOTIFICATION IS IN RESPECT
     OF THE DIRECTOR NAMED IN 2              -
     ABOVE.
 ...............................................................................
5)   Please state whether             6)     Please state the nature
     notification relates to                 of the transaction and
     a person(s) connected                   the nature and extent of
     with the Director named                 the directors interest
     in 2 above and identify                 in the transaction.
     the connected person(s).

     AS 3 ABOVE                              PARTICIPATION IN THE
                                             AMVESCAP PLC DEFERRED
                                             FEES SHARE PLAN UNDER
                                             WHICH DIRECTORS ARE
                                             ENTITLED TO DEFER ALL OR
                                             PART OF THEIR FEE INTO
                                             AMVESCAP PLC ORDINARY
                                             SHARES
 ...............................................................................
7)   Number of shares/amount          8)        (0.0004%)
     of stock purchased                         of issued Class

        2,376
 ...............................................................................
9)   Number of shares/amount          10)        (   - %)
     of stock disposed                         of issued Class

           -
 ...............................................................................
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11)  Class of security                12)    Price per share

     ORDINARY SHARES                         659(pound sterling)
 ...............................................................................
13)  Date of transaction              14)    Date company informed

     15 FEBRUARY 2000                        28 FEBRUARY 2000
 ...............................................................................
15)  Total holding following          16)    Total percentage holding
     this notification                       of issued class following
                                             this notification

     2,614,421                               0.39%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)  Date of grant                    18)    Period during which or
                                             date on which exercisable

         -                                           -
 ...............................................................................
19)  Total amount paid (if any)       20)    Description of shares or
     for grant of the option                 debentures involved:
                                             class, number

         -                                         -
 ...............................................................................
21)  Exercise price (if fixed         22)    Total number of shares or
     at time of grant) or                    debentures over which
     indication that price is                options held following
     to be fixed at time of                  this notification
     exercise

         -                                         -
 ...............................................................................
23)  Any additional information       24)    Name of contact and tele-
                                             phone number for queries

         -                                   MICHAEL S. PERMAN
                                             0171-454 3942
 ...............................................................................
25)  Name and signature of                   MICHAEL S. PERMAN
     authorised company                      AMVESCAP PLC
     official responsible                    COMPANY SECRETARY
     for making this
     notification

     Date of Notification   28 FEBRUARY 2000
 ...............................................................................


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 28 February, 2000                     By /s/ MICHAEL S. PERMAN
     -----------------                       -----------------------
                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary